

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 5, 2016

Lin Dairen
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-31914**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015
Item 4.D. Business Overview, page 32

1.   Your disclosure here and elsewhere in the Form 20-F indicates that "as of December 31, 2015" the average guaranteed rate of return of the products you "offered" was 2.53%. Based on your tabular disclosure at the bottom of page 177, it appears, however, that the 2.53% figure represents the guaranteed rate of return for in-force contracts that you sold during multiple years and not just FY2015. Please advise, and confirm that you will revise future filings, as applicable, to clarify what the disclosed percentage represents. Additionally, we refer to your risk factor discussions on pages 2 and 22. Please tell us whether the guaranteed rate of return on products that you marketed and sold during FY2015 and FY2016 (through the date of your Form 20-F filing) differed materially from the disclosed 2.53% rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 1-202-551-8776 or Joseph McCann at 1-202-551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: James C. Scoville, Esq.
    Debevoise & Plimpton LLP